One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

July 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kenneth Ellington

Re:	WhiteHorse Finance, Inc.
Amendment No. 1 to Registration Statement on Form N-2
File Numbers 333-265864 and 814-00967

Gentlemen:

On behalf of WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to a telephone call on July 28, 2022, between Kenneth Ellington of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company, relating to the Company’s Amendment No. 1 to Registration Statement on Form N-2 filed with the Commission on July 27, 2022 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Accounting Comment

1.	Based upon the percentages of 22.2% and 9.2% of net and total assets comprising unitranche loans, it appears that the Company invests significantly in such loans. Please add risk disclosure related to unitranche loans and specifically identify such loans as unitranche loans on the schedule of investments going forward.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that the Company will include risk disclosure related to unitranche loans and will specifically identify such loans as unitranche loans on the schedule of investments going forward.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7100 or by email at thomas.friedmann@dechert.com or Michael Darby by telephone at 215.994.2088 or by email at michael.darby@dechert.com. Thank you for your cooperation and attention to this matter.

Very truly yours,

Thomas Friedmann

cc:	Stuart Aronson
Joyson C. Thomas
Richard Siegel

WhiteHorse Finance, Inc.

David Harris
Michael Darby

Dechert LLP